SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on May 11, 2018.

By letter dated May 11, 2018,  the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

In million of ARS	03/31/2018	03/31/2017

Result of the period (nine-month period)	10,604	6,516
Attributable to:
Company's shareholders	4,796	2,242
Non-controlling interests	5,808	4,274

Other integral results	3,270	3,348
Attributable to:
Company's shareholders	298	961
Non-controlling interests	2,972	2,387

Total integral results of the period	13,874	9,864
Attributable to:
Company's shareholders	5,094	3,203
Non-controlling interests	8,780	6,661

Shareholders' equity:

Capital stock	495	499
Treasury shares	7	3
Change in capital stock	64	64
Change in treasury shares	1	1
Additional paid-in capital	659	659
Premium for trading treasury shares	21	20
Legal reserve	113	83
Special reserve RG 609/12	1,516	1,516
Cost of treasury shares	(203)	(25)
Changes in non-controlling interest	(1,413)	(25)
Conversion reserve	2,455	1,971
Reserve for stocks-based payments	105	100
Reserve for new project	1,371	-
Reserve for defined benefit plans	(61)	24
Derivative instruments	53	21
Reserve for purchase of securities issued by the company	25	25
Other subsidiary reserves	(1)	-
Retained earnings	14,064	11,794
Shareholders' equity attributable to controlling company's shareholders	19,271	16,730
Non-controlling interest	42,580	29,754
TOTAL SHAREHOLERS' EQUITY	61,851	46,484

In million of ARS	03/31/2017
Adjustments of previous periods results
Corresponds to the change in the valuation method of "Ivestment Properties" from historic cost to fair value according to the IFRS 40.	3,333
Attributable to:
Company's shareholders	1,301
Non-controlling interest	2,032

In compliance with the Article 62 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 501,642,804 (including treasury shares), divided into 501,642,804 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholders, direct or indirectly, are Inversiones Financieras del Sur S.A (IFISA) and Agroinvestment S.A with 174,173,103 shares, accounting for 35.17% of the share capital (substracted the treasury shares), belonging both companies to the same controlling group and beneficial owner. IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay and Agroinvestment S.A is a company incorporated and domiciled at Cambará 1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay.

In addition, we report that as of March 31, 2018, after deducting Inversiones Financieras del Sur S.A. and Agroinvestment S.A’s interest and the treasury shares, the remaining shareholders held 321,002,933 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 63.99% of the issued and subscribed capital stock.

Below are the highlights for the nine-month period ended March 31, 2018:

●
Net result for 9M18 registered a gain of ARS 10,604 million compared to a gain of ARS 6,516 million in 9M17 (Attributable to Cresud ARS 4,796 million in 9M18 vs. ARS 2,243 million in 9M17) mainly explained by higher agricultural operating results, higher results from changes in the fair value of investment properties coming from the Argentinean business center of our subsidiary IRSA, compensated by a non-cash loss in Israel business center due to a debt exchange at Discount Corporation Ltd.

●
 The result of the Agricultural Production segment increased ARS 681 million during the 9M compared period due to a larger planted area, better prices, controlled costs and average yields due to good weather conditions in Brazil and Paraguay, while Argentina and Bolivia presented more adverse conditions.

●
 We have increased the planted crop area in the region to 208.258 ha and we expect to transform into productive 10.662 ha in the consolidated region   ..

●
 In relation to Farmland sales, we´ll recognize in 4Q18 the result of “La Esmeralda” farm sale in Argentina for USD 19 million announced during IQ18 and Brasilagro’s recent partial sale of Araucaria farm for BRL 61.6 million expecting to concrete new farmland sales in the last quarter of FY2018.

●
 Our urban properties and investments business observed good operating. EBITDA of the rental segments in Argentina increased by 19.1% in the compared year   ..

●
During the quarter, we have launched a share repurchase plan for up to ARS 500 million. As of today, we have repurchased a 78.4% of the program.

●
 In February 2018, we have issued notes in the local market for USD 113 million at a fixed interest rate of 6.5% due 2023 to cancel short term debt.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
May 11, 2018